PNM RESOURCES, INC. AND SUBSIDIARIES							Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Six Months Ended
	June 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt	$ 43,105	$ 81,638	$ 84,773	$ 66,042	$ 34,488	$ 48,483
Amortization of debt premium, discount and expenses	3,547	6,566	4,729	3,962	3,036	2,990
Other interest	13,293	32,242	44,918	13,734	1,976	3,922
Estimated interest factor of lease rental charges	9,156	19,308	19,235	19,934	18,843	19,568
Interest capitalized	280	4,119	2,982	1,421	957	1,163
Preferred dividend requirements of subsidiaries	328	556	798	4,063	881	845
Total Fixed Charges	$ 69,709	$ 144,429	$ 157,435	$ 109,156	$ 60,181	$ 76,971

Earnings, as defined by the Securities and Exchange
Commission:

Earnings from continuing operations before income taxes	$ (269,597)	$ 63,112	$ 164,018	$ 76,502	$ 107,060	$ 68,267
(Earnings) of equity investee	27,606	(7,581)	-	-	-	-
Earnings from continuing operations before income taxes and investee earnings	(241,991)	55,531	164,018	76,502	107,060	68,267
Fixed charges as above	69,709	144,429	157,435	109,156	60,181	76,971
Interest capitalized	(280)	(4,119)	(2,982)	(1,421)	(957)	(1,163)
Preferred dividend requirements of subsidiaries	(328)	(556)	(798)	(4,063)	(881)	(845)

Earnings Available for Fixed Charges	$ (172,890)	$ 195,285	$ 317,673	$ 180,174	$ 165,403	$ 143,230

Ratio of Earnings to Fixed Charges	N/M*	1.35	2.02	1.65	2.75	1.86

* The ratio of earnings to fixed charges for the six months ended June 30, 2008 is not meaningful since earnings available for fixed charges is negative. The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $242.6 million for the six months ended June 30, 2008.